NEWS RELEASE

North American Palladium Appoints Chief Financial Officer

Toronto, Ontario, January 22, 2013 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) is pleased to announce the appointment of Dave Langille, CPA, CMA, as Chief Financial Officer (“CFO”) of the Company, effective January 22, 2013.

Mr. Langille is a seasoned finance executive with over 26 years of international public company experience. He brings a wealth of international financial expertise to NAP, notably a solid track record of optimizing operations to improve operating margins, along with merger and acquisition experience, and raising capital through a broad range of capital market products.

Most recently, Mr. Langille served as the CFO and Vice President, Finance of Breakwater Resources Ltd. Prior to this, he served in senior financial positions for various public companies, including Lindsey Morden Group Inc., Capital Environmental Resource Inc., Cott Corporation, and TVX Gold Inc. Mr. Langille received an Honours Bachelor of Business Administration from Wilfrid Laurier University in Waterloo, Ontario, Canada in 1985, and has been a member of the Institute of Chartered Accounts of Ontario and the Society of Management Accountants of Ontario since 1987.

"We are pleased to welcome Dave to the executive team at a pivotal time in North American Palladium’s growth," said André Douchane, Chairman and interim Chief Executive Officer. “Dave’s financial skills, experience in the resource sector, and strategic planning gives the Company the solid financial capabilities to drive improved financial performance and position NAP as a low cost palladium producer.”

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. NAP also operates the Vezza gold mine located in the Abitibi region of Quebec. The Company's shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com

www.nap.com